FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel  Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“Half Year Results 2007”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 11 11 Fax: +41 61 323 24 24 www.syngenta.com

Financial release
Half Year Results 2007 Basel, Switzerland, 26 July 2007

‘Strong performance: improved market outlook’

•	Reported sales up 9 per cent to $5.7 billion

•	Crop Protection sales up 7 per cent (1) to $4.3 billion

•	New products sales 15 per cent(1) higher at $760 million

•	Seeds sales up 4 per cent(1) to $1.4 billion

•	Earnings per share(2) up 16 per cent to $12.13

•	Free cash flow $306 million: full year cash return increased to around $1 billion

Financial Highlights (unaudited)

	Excluding Restructuring & Impairment				As reported under IFRS
	1st Half 2007 $m	1st Half 2006 $m	Actual %	CER(1) %	1st Half 2007 $m	1st Half 2006 $m
Sales	5690	5201	+ 9	+ 6	5690	5201
Net Income(3)	1190	1056	+13		1219	961
Earnings per Share(2)	$12.13	$10.44	+16		$12.43	$9.51

Michael Pragnell, Chief Executive Officer, said:

“In strong agricultural markets Syngenta’s broad and innovative portfolio captured numerous opportunities and delivered a strong financial performance.  Crop Protection increased sales in all regions and across all product lines, with notable performances in Europe and Latin America.  Professional Products growth was driven by Seed Care, augmented by a first year contribution from Fafard in Lawn & Garden.  New products again generated double digit growth.  In Seeds, an unprecedented shift in US acreage from soybean to corn was reflected in higher corn sales, offsetting lower soybean sales which, in the short term, is adverse to margin; our new corn rootworm trait is performing well following initial introduction; Vegetables sustained its growth record and Flowers capitalized on market recovery.  Further strategic progress was made in Seeds with the acquisition of Fischer Flowers and, in vegetables, Zeraim Gedera of Israel; in China, a corn seeds joint venture with SanBei was reinforced by a research collaboration with the Institute of Genetics and Developmental Biology in Beijing.  Good progress was made across the R&D pipeline.  Volume growth underpinned by further efficiency savings led to strong profit performance and free cash flow delivery, accompanied by additional investment in future growth.”

(1)	Growth at constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis, including $50 million non-recurring income, excluding restructuring and impairment.
(3)	Net income attributable to shareholders of Syngenta AG.

Highlights for 2007

Sales at constant exchange rates (CER) were six percent higher, with growth of seven percent in Crop Protection and four percent in Seeds.

EBITDA was 10 percent higher (CER) at $1.75 billion including a $50 million non-recurring payment from Delta & Pine Land following change of control relating to the VipCot technology agreement.  Operational efficiency savings of $84 million more than offset increased marketing and development expenditure of $37 million in growth areas of the business.

Earnings per share, excluding restructuring and impairment, rose 16 percent to $12.13.  Excluding the non-recurring payment from Delta & Pine Land, earnings per share were 12 per cent higher.  After charges for restructuring and impairment, earnings per share were $12.43 (2006: $9.51); including a capital gain from the sale of a site in Basel.

Currency:  Sales were positively impacted by three percent due to relative weakness of the US dollar, notably against the Euro.  The positive impact on EBITDA was also three percent.

Crop Protection:  Crop Protection increased sales across all product lines and in all regions, with the strongest contributions coming from Europe, Africa and the Middle East (EAME), and Latin America.  The Western European market, stimulated by higher crop prices, recovered after poor weather conditions in 2006.  In Eastern Europe Syngenta again registered double digit sales growth, building on its leading market position and the drive to modernize agriculture.  Latin America showed high growth in demand in advance of the main season in the second half.  Growth in NAFTA was more moderate as the positive impact of higher US corn acres was largely offset by increased GM penetration. In Asia Pacific strong growth in China, India and the emerging markets of south east Asia outweighed weakness in Japan and Australia.  New products continued to make a significant contribution to growth with sales up 15 percent including the launch of the new fungicide REVUS®.  The on-going success of these products has led to an upward revision of their combined sales potential from $1.1 billion to $1.5 billion.  In addition, the dynamic pipeline of products for launch from 2008 has a combined peak sales potential of over $1.3 billion.

Professional Products:  Sales increased 12 percent (CER) with strong first quarter demand in Seed Care and a positive contribution from the consolidation of Fafard in Lawn & Garden.  In Seed Care, Syngenta is growing market share with new products and capitalizing on increased demand as a result of the trend towards higher value seed.

The combined EBITDA benefited from higher volume and cost savings, rising by 10 percent (CER) to $1.5 billion.

Seeds:  Sales of corn grew worldwide driven by higher crop prices and acreage expansion.  In the USA this was offset by a decline in soybean sales as planted acreage dropped sharply.  Syngenta is transforming its US corn portfolio from a conventional to a fully traited offer and the launch of Agrisure™ RW marked further progress.  The market for corn biotechnology is expanding rapidly and Syngenta plans to increase R&D investment further to capture all opportunities; in the short term, this transition and the associated R&D investment mean that corn is less profitable than soybean.  The development of a fully traited offer in corn will help to drive a significant expansion in the Seeds EBITDA margin from 2009 towards a target of 15 percent in 2011 with further progress thereafter.  In Diverse Field Crops sales were one percent lower.  In Vegetables, sales growth accelerated to 15 percent and the consolidation of Emergent Genetics Vegetable A/S further expanded the product offer.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 2 OF 27

Good strategic progress was made in the first half: in China, Syngenta expanded its corn presence through the announced acquisition of a 49 percent stake in SanBei, a leading Chinese corn seeds company, and a five year research collaboration with the Institute of Genetics and Developmental Biology, focusing on novel agronomic traits in key crops including corn, soybean, sugar beet and sugar cane.  In July the acquisition of Zeraim Gedera, an Israeli vegetable seeds company focusing on high value crops, with a strong presence in Mediterranean markets, was announced.  The transaction is expected to close in the fourth quarter of 2007.  In Flowers the acquisition of Fischer was completed on 25 June and reinforces Syngenta’s position as world leader with an estimated market share of 16 percent.

EBITDA of $202 million was lower due to gross margin impact of the soybean-to-corn acreage shift in the USA and increased R&D and marketing expenditure.

Cash flow and balance sheet:  Free cash flow was $306 million after acquisitions (2006: $98 million), including $146 million from a site in Basel and $50 million from Delta & Pine Land.  The ratio of average trade working capital as a percentage of sales was unchanged at 42 percent.  Fixed capital expenditure was higher at $125 million (2006: $81 million) reflecting growth investments in selected areas.

Taxation:  The underlying tax rate for the period was 22 percent (2006: 22 percent).

Cash return to shareholders:  In the first half of 2007 the company repurchased 2.2 million shares on the second trading line with a total cost of $399 million; a dividend of $128 million was paid on 7 May; a further payment of $174 million was made on 24 July in the form of a nominal value reduction.  Total cash returned to shareholders to date in 2007 is $701 million.  The company intends to increase its full year cash return program for 2007 to around $1 billion through additional share repurchases.  The 3.3 million shares repurchased in 2006 were cancelled on 17 July.

Outlook

Michael Pragnell, Chief Executive Officer, said:

“Our strong performance in the first half reflects Syngenta’s financial and commercial strength.  Combined with a positive outlook for the second half, this allows us to increase our target for the full year 2007 to mid-teens growth in earnings per share*.  Looking further ahead, the role of agriculture in addressing a number of the world’s major challenges, including population growth, food and biofuel demand, is becoming increasingly important and Syngenta is uniquely positioned to help address these challenges.  Our ability to innovate, our technological breadth and global reach mean we are well placed to capture the numerous opportunities, continue to drive growth and further increase shareholder value.”

*   Fully diluted, before restructuring, impairment, $50 million non-recurring income and share repurchase program.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 3 OF 27

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Half Year		Growth		2nd Quarter		Growth
Product line	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Selective herbicides	1423	1313	+8	+5	787	703	+12	+9
Non-selective herbicides	461	422	+9	+7	277	255	+9	+6
Fungicides	1183	1065	+11	+6	606	526	+15	+10
Insecticides	664	602	+10	+7	347	307	+13	+10
Professional products	554	490	+13	+12	235	246	- 4	- 6
Others	18	24	-24	-24	7	7	- 3	- 1
Total	4303	3916	+10	+7	2259	2044	+11	+7

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®

Selective herbicides capitalized on strong demand in corn and in cereals.  Sales of AXIAL® more than doubled with particularly strong growth in the USA and Canada.  The CALLISTO® family continued to expand in both Europe and the USA, where a focus on pre-emergence weed control is enabling growers to maximize yield on both conventional and glyphosate-tolerant corn.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Non-selective herbicides grew in all regions.  There was a notably strong performance by TOUCHDOWN® reflecting increased herbicide-tolerant acreage in North America and good growth in Argentina and Eastern Europe.  GRAMOXONE® sales grew in Asia, particularly China, where strong demand continues from emerging market growers.

Fungicides: major brands AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Excluding the impact of the ACANTO® divestment, fungicide sales were eight percent higher led by AMISTAR® in Latin America, due to increased market penetration and high disease pressure.  Europe saw broad-based growth in mixtures for late season disease control and rapid expansion in Eastern Europe.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Strong growth in Europe and Latin America more than offset a decline in NAFTA due to a reduction in cotton acreage and the impact of corn rootworm trait penetration on FORCE® demand.  KARATE® showed double digit growth led by Germany, where high pest pressure created strong demand for this leading product.  ACTARA® continued to expand in Eastern Europe and Latin America, with new opportunities on sugarcane, coffee and cotton in Brazil.

Professional Products: major brands AVICTA®, CRUISER®, DIVIDEND®, HERITAGE®, MAXIM®

Strong early demand in Seed Care led to a concentration of sales growth in the first quarter. AVICTA® in its second year continued to show strong US growth, despite lower cotton acres; CRUISER® expanded in all regions.  In Lawn & Garden the main contribution came from Fafard, acquired in the second half of 2006.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 4 OF 27

	Half Year		Growth		2nd Quarter		Growth
Regional	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Europe, Africa & Middle East	1670	1452	+15	+7	842	708	+19	+11
NAFTA	1597	1579	+1	+1	914	928	- 2	- 2
Latin America	449	327	+37	+37	219	145	+50	+50
Asia Pacific	587	558	+5	+3	284	263	+8	+5
Total	4303	3916	+10	+7	2259	2044	+11	+7

Europe, Africa and the Middle East:  An earlier start to the season and buoyant crop prices boosted demand in all product lines.  A strong product offer in cereals led to a strengthened market position in Germany and the UK, and Syngenta’s market leadership in Eastern Europe was reflected in double-digit growth, notably in Hungary, Russia and Ukraine.

In NAFTA the positive impact of higher US corn acreage was partially offset by the impact of GM penetration and lower cotton acreage on selective herbicide and insecticide sales.  Drought in certain regions reduced fungicide usage.  Good growth was registered by TOUCHDOWN® and in professional products as well as strong performances in Canada and Mexico.

Latin America:  Performance in the region was very strong with Brazil and Argentina driving growth.  The successful risk management policies which have helped increase market share in these countries, notably Brazil, continue to underpin the current dynamic business growth.  Syngenta’s broad offer for crops including corn, cotton and sugarcane, as well as soybean, drove sales growth across all product lines.

Asia Pacific:  Strong growth in emerging markets, notably China, India and Vietnam, more than offset weakness in Japan due to channel de-stocking and in Australia, where last year’s drought has led to a reduction in acreage.

Seeds

For a definition of constant exchange rates, see Appendix A.

	Half Year		Growth		2nd Quarter		Growth
Product line	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Corn & Soybean	732	708	+3	+2	175	210	- 16	- 18
Diverse Field Crops	254	242	+5	- 1	87	83	+5	-
Vegetables & Flowers	432	370	+17	+11	216	181	+18	+13
Total	1418	1320	+7	+4	478	474	+1	- 3

Corn & soybean: major brands NK®, GARST®, GOLDEN HARVEST®

Growth in corn sales reflected the major shift in US acreage but was partially offset by the concomitant decline in soybean sales in the second quarter.  High corn prices also led to increased acreage outside the USA.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 5 OF 27

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

The growth trend in sunflower was offset by the shift in favor of corn in Europe.  Sugar beet sales were affected by subsidy reform.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetables showed accelerating growth with solid performances in EAME and NAFTA, augmented by the acquisition of Emergent Genetics Vegetable, and rapid expansion in Latin America and Asia Pacific.  Sales of S&G® flowers also increased with improved market conditions notably in NAFTA.

	Half Year		Growth		2nd Quarter		Growth
Regional	2007 $m	2006 $m	Actual %	CER %	2007 $m	2006 $m	Actual %	CER %
Europe, Africa & Middle East	577	516	+12	+3	194	173	+11	+4
NAFTA	722	717	+1	+1	216	252	-14	-14
Latin America	49	35	+40	+40	29	21	+39	+38
Asia Pacific	70	52	+34	+26	39	28	+40	+30
Total	1418	1320	+7	+4	478	474	+1	- 3

Safe Harbor:  This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.  Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs some 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook	+41 61 323 7502 +1 202 737 6520
	Jennifer Gough	+41 61 323 5059 +1 202 737 6521
Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+1 202 628 2372
Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 6 OF 27

Financial Summary

	Excluding Restructuring and Impairment (1)		Restructuring and Impairment (1)		As reported under IFRS
For the six months to 30 June	2007 $m	2006 $m	2007 $m	2006 $m	2007 $m	2006 $m
Sales	5690	5201	-	-	5690	5201
Gross profit	2990	2806	(1)	(7)	2989	2799
Marketing and distribution	(780)	(727)	-	-	(780)	(727)
Research and development	(386)	(387)	-	-	(386)	(387)
General and administrative	(268)	(335)	-	-	(268)	(335)
Restructuring and impairment	-	-	44	(123)	44	(123)
Operating income	1556	1357	43	(130)	1599	1227
Income before taxes	1534	1363	43	(130)	1577	1233
Income tax expense	(338)	(300)	(14)	35	(352)	(265)
Net income	1196	1063	29	(95)	1225	968
Attributable to minority interests	6	7	-	-	6	7
Attributable to Syngenta AG shareholders:	1190	1056	29	(95)	1219	961
Earnings/(loss) per share(3)
- basic	$12.29	$10.65	$0.30	$(0.96)	$12.59	$9.69
- diluted	$12.13	$10.44	$0.30	$(0.93)	$12.43	$9.51

	2007	2006	2007 CER(2)
Gross profit margin(4)	52.6%	54.0%	52.5%
EBITDA margin(5)	30.7%	29.7%	30.6%
EBITDA(5)	1749	1543
Tax rate(6)	22%	22%
Free cash flow(7)	306	98
Trade working capital to sales(8)	47%	48%
Debt/Equity gearing(9)	21%	24%
Net debt(9)	1352	1398

(1)
For further analysis of restructuring and impairment charges, see Note 4 on page 16. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)	For a description of CER see Appendix A on page 22.
(3)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2007 basic EPS 96,810,708 and diluted EPS 98,050,667; 2006 basic EPS 99,137,067 and diluted EPS 101,077,106.

(4)	Gross profit margin is calculated excluding restructuring and impairment.
(5)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix C on page 23.
(6)	Tax rate on results excluding restructuring and impairment.
(7)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix B on page 22.
(8)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 24.
(9)	For a description of net debt and the calculation of debt/equity gearing, see Appendix E on page 24.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 7 OF 27

Unaudited Half Year Segmental Results(1)

Syngenta	1st Half 2007 $m	1st Half 2006 $m	CER(2) %
Third Party Sales	5690	5201	+ 6
Gross Profit(3)	2990	2806	+ 3
Marketing and distribution	(780)	(727)	- 4
Research and development	(386)	(387)	+ 5
General and administrative	(268)	(335)	+ 20
Operating income	1556	1357	+ 11
EBITDA(4)	1749	1543	+ 10
EBITDA (%)	30.7	29.7

Crop Protection	1st Half 2007 $m	1st Half 2006 $m	CER(2) %
Total Sales	4303	3916	+ 7
Inter-segment elimination(5)	(33)	(36)	n/a
Third Party Sales	4270	3880	+ 7
Gross Profit	2354	2156	+ 6
Marketing and distribution	(539)	(501)	- 5
Research and development	(232)	(237)	+ 8
General and administrative	(236)	(260)	+ 7
Operating income	1347	1158	+ 13
EBITDA(4)	1506	1320	+ 10
EBITDA (%)	35.0	33.7

Seeds	1st Half 2007 $m	1st Half 2006 $m	CER(2) %
Third Party Sales	1418	1320	+ 4
Gross Profit	621	654	- 9
Marketing and distribution	(239)	(224)	- 3
Research and development	(134)	(113)	- 15
General and administrative	(76)	(69)	- 4
Operating income	172	248	- 36
EBITDA(4)	202	275	- 31
EBITDA (%)	14.3	20.9

Plant Science	1st Half 2007 $m	1st Half 2006 $m	CER(2) %
Third PartySales	2	1	n/a
Gross Profit	0	1	n/a
Marketing and distribution	(2)	(2)	- 26
Research and development	(20)	(37)	+ 48
General and administrative	44	(6)	n/a
Operating income/(loss)	22	(44)	n/a
EBITDA(4)	26	(47)	n/a
EBITDA (%)	n/a	n/a
(1)	Excluding restructuring and impairment, see Note 4 on page 16.
(2)	Growth at constant exchange rates, see Appendix A on page 22.
(3)	For details of the inter-segment elimination within gross profit , see Appendix G on page 25
(4)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 23.
(5)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 8 OF 27

Unaudited Half-Year Product Line and Regional Sales

Syngenta	1st Half 2007 $m	1st Half 2006 $m	Actual %	CER(1) %
Crop Protection	4303	3916	+ 10	+ 7
Seeds	1418	1320	+ 7	+ 4
Plant Science	2	1	n/a	n/a
Inter-segment elimination(2)	(33)	(36)	n/a	n/a
Third Party Sales	5690	5201	+ 9	+ 6

Crop Protection
Product line
Selective herbicides	1423	1313	+ 8	+ 5
Non-selective herbicides	461	422	+ 9	+ 7
Fungicides	1183	1065	+ 11	+ 6
Insecticides	664	602	+ 10	+ 7
Professional products	554	490	+ 13	+ 12
Others	18	24	- 24	- 24
Total	4303	3916	+ 10	+ 7
Regional
Europe, Africa and Middle East	1670	1452	+ 15	+ 7
NAFTA	1597	1579	+ 1	+ 1
Latin America	449	327	+ 37	+ 37
Asia Pacific	587	558	+ 5	+ 3
Total	4303	3916	+ 10	+ 7

Seeds
Product line
Corn & Soybean	732	708	+ 3	+ 2
Diverse Field Crops	254	242	+ 5	- 1
Vegetables & Flowers	432	370	+ 17	+ 11
Total	1418	1320	+ 7	+ 4
Regional
Europe, Africa and Middle East	577	516	+ 12	+ 3
NAFTA	722	717	+ 1	+ 1
Latin America	49	35	+ 40	+ 40
Asia Pacific	70	52	+ 34	+ 26
Total	1418	1320	+ 7	+ 4

(1)	Growth at constant exchange rates, see Appendix A on page 22.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 9 OF 27

Unaudited Second Quarter Product Line and Regional Sales

Syngenta	2nd quarter 2007 $m	2nd quarter 2006 $m	Actual %	CER(1) %
Crop Protection	2259	2044	+ 11	+ 7
Seeds	478	474	+ 1	- 3
Plant Science	1	-	n/a	n/a
Inter-segment elimination(2)	(5)	(25)	n/a	n/a
Third Party Sales	2733	2493	+ 10	+ 6

Crop Protection
Product line
Selective herbicides	787	703	+ 12	+ 9
Non-selective herbicides	277	255	+ 9	+ 6
Fungicides	606	526	+ 15	+ 10
Insecticides	347	307	+ 13	+ 10
Professional products	235	246	- 4	- 6
Others	7	7	- 3	- 1
Total	2259	2044	+ 11	+ 7
Regional
Europe, Africa and Middle East	842	708	+ 19	+ 11
NAFTA	914	928	- 2	- 2
Latin America	219	145	+ 50	+ 50
Asia Pacific	284	263	+ 8	+ 5
Total	2259	2044	+ 11	+ 7

Seeds
Product line
Corn & Soybean	175	210	- 16	- 18
Diverse Field Crops	87	83	+ 5	-
Vegetables & Flowers	216	181	+ 18	+ 13
Total	478	474	+ 1	- 3
Regional
Europe, Africa and Middle East	194	173	+ 11	+4
NAFTA	216	252	- 14	- 14
Latin America	29	21	+ 39	+ 38
Asia Pacific	39	28	+ 40	+ 30
Total	478	474	+ 1	- 3

(1)	Growth at constant exchange rates, see Appendix A on page 22.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 10 OF 27

Unaudited Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as per Note 1.  A reconciliation to US GAAP has been included as Note 6.

Condensed Consolidated Income Statement

For the six months to 30 June	2007 $m	2006 $m
Sales	5690	5201
Cost of goods sold	(2701)	(2402)
Gross profit	2989	2799
Marketing and distribution	(780)	(727)
Research and development	(386)	(387)
General and administrative	(268)	(335)
Restructuring and impairment	44	(123)
Operating income	1599	1227
Income/(loss) from associates and joint ventures	-	(6)
Financial expenses, net	(22)	12
Income before taxes	1577	1233
Income tax credit/(expense)	(352)	(265)
Net income/(loss)	1225	968
Attributable to:
- Minority interests	6	7
- Syngenta AG shareholders	1219	961
Earnings/(loss) per share(1)
- Basic	$12.59	$9.69
- Diluted	$12.43	$9.51

(1)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2007 basic EPS 96,810,708 and diluted EPS 98,050,667; 2006 basic EPS 99,137,067 and diluted EPS 101,077,106.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 11 OF 27

Unaudited Interim Condensed Consolidated Balance Sheet

	30 June 2007 $m	30 June 2006 (reclassified) $m	31 December 2006 $m
Assets
Current assets
Cash and cash equivalents	380	231	445
Trade accounts receivable	4049	3664	2002
Other accounts receivable	410	399	365
Other current assets	313	404	272
Marketable securities	81	-	81
Inventories	2062	2079	2381
Total current assets	7295	6777	5546
Non-current assets
Property, plant and equipment	1972	1898	1957
Intangible assets	2730	2692	2724
Investments in associates and joint ventures	86	105	89
Deferred tax assets	665	751	599
Other financial assets	904	765	901
Total non-current assets	6357	6211	6270
Assets held for sale	5	-	36
Total assets	13657	12988	11852
Liabilities and equity
Current liabilities
Trade accounts payable	(2126)	(1958)	(1568)
Current financial debts	(271)	(833)	(143)
Income taxes payable	(530)	(429)	(296)
Other current liabilities	(976)	(1071)	(679)
Provisions	(251)	(208)	(282)
Total current liabilities	(4154)	(4499)	(2968)
Non-current liabilities
Non-current financial debts	(1583)	(877)	(1569)
Deferred tax liabilities	(752)	(965)	(728)
Provisions	(856)	(844)	(893)
Total non-current liabilities	(3191)	(2686)	(3190)
Total liabilities	(7345)	(7185)	(6158)
Shareholders’ equity	(6287)	(5771)	(5666)
Minority interests	(25)	(32)	(28)
Total equity	(6312)	(5803)	(5694)
Total liabilities and equity	(13657)	(12988)	(11852)

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 12 OF 27

Unaudited Interim Condensed Consolidated Cash Flow Statement

For the six months to 30 June	2007 $m	2006 $m
Income before taxes	1577	1233
Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	128	123
Intangible assets	93	122
Financial assets	1	(2)
Loss/(gain) on disposal of fixed assets	(118)	(14)
Charges in respect of share based compensation	21	17
Charges in respect of provisions	91	158
Net financial expenses	22	(12)
Share of net loss from associates	-	6
Cash (paid)/received in respect of;
Interest and other financial receipts	59	55
Interest and other financial payments	(120)	(20)
Taxation	(94)	(81)
Restructuring costs	(104)	(92)
Contributions to pension schemes	(61)	(65)
Other provisions	(39)	(25)
Cash flow before working capital changes	1456	1403
Change in net current assets and other operating cash flows	(1068)	(1212)
Cash flow from operating activities	388	191
Additions to property, plant and equipment	(125)	(81)
Proceeds from disposals of property, plant and equipment	154	15
Purchase of intangibles and other financial assets	(48)	(43)
Proceeds from disposals of intangible and financial assets	18	38
Purchase of marketable securities	(2)	-
Acquisitions and Divestments	(81)	(22)
Cash flow used for investing activities	(84)	(93)
Increases in third party interest-bearing debt	152	478
Repayment of third party interest-bearing debt	(44)	(218)
(Purchase)/sale of treasury shares and options over own shares	(358)	(584)
Dividends paid to group shareholders	(128)	-
Dividends paid to minorities	(2)	(3)
Cash flow from/(used) for financing activities	(380)	(327)
Net effect of currency translation on cash and cash equivalents	11	2
Net change in cash and cash equivalents	(65)	(227)
Cash and cash equivalents at the beginning of the period	445	458
Cash and cash equivalents at the end of the period	380	231

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 13 OF 27

Condensed Consolidated Statement of Changes in Shareholders’ Equity

Shareholders’ equity $m)
31 December 2005	5403
Net income attributable to Syngenta AG shareholders	961
Unrealized holding gains/(losses) on available for sale financial assets	34
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(29)
Income tax current & deferred (charged)/credited to equity	(12)
Dividends payable to group shareholders	(260)
Issue of shares under employee purchase plans	50
Share based compensation	17
Share repurchase scheme	(629)
Cash impact of share options under share repurchase scheme	(5)
Reclassification of negative minority shareholder equity	-
Foreign currency translation effects	241
30 June 2006	5771

31 December 2006	5666
Net income attributable to Syngenta AG shareholders	1219
Unrealized holding gains/(losses) on available for sale financial assets	(49)
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(61)
Income tax current & deferred (charged)/credited to equity	32
Dividends payable to group shareholders	(302)
Issue of shares under employee purchase plans	42
Share based compensation	21
Share repurchase scheme	(400)
Cash impact of share options under share repurchase scheme	-
Reclassification of negative minority shareholder equity	1
Foreign currency translation effects	118
30 June 2007	6287

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 14 OF 27

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations:  Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies:  The consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect.  The interim consolidated financial statements have been prepared in accordance with our policies as set out in the 2006 Financial Report.  These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’).  Application of US GAAP would have affected shareholders’ net income for the six months ended, and shareholders’ equity as of, June 30, 2006 and 2007 as detailed in Note 6.

The interim consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

The condensed consolidated financial statements for the six months ended June 30, 2007 have not been affected by the adoption of new accounting standards or by changes to accounting policies, compared to those used in the 2006 Financial Report.  In accordance with the policy adopted at December 31, 2006 of netting deferred tax assets and liabilities by taxable entity, the totals of deferred tax assets and liabilities in the comparative consolidated balance sheet at June 30, 2006 have each been reduced by $150 million.  This change has no effect on earnings, cash flows or shareholders’ equity.  Changes to US GAAP accounting policies are described in Note 6 below.

Note 3: Changes in the Scope of Consolidation

On January 31, 2007, Syngenta acquired Gromor International Corporation.  The assets of Gromor consist of peat extraction rights over certain land in Manitoba, Canada.

On April 20, 2007, following a public offer to minority shareholders of Syngenta India Ltd., Syngenta increased its shareholding in Syngenta India Ltd from 84 percent to 91 percent, at a cash cost of $44 million.  Goodwill on this transaction has been provisionally estimated at $36 million.  The purchase price allocation will be finalized in the second half of 2007.

On June 25, 2007, Syngenta purchased 100 percent of the net assets of the Fischer group of companies for cash of $36 million.  The Fischer group specializes in the breeding and marketing of flower crops.  Purchase accounting for the acquisition is at an early stage and no purchase price allocation has yet been made.  The acquired assets are included within intangible assets on the Balance Sheet.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 15 OF 27

On June 1, 2006, Syngenta purchased 100 percent of the shares of Emergent Genetics Vegetable A/S (‘EGV’), for cash.  On August 1, 2006, Conrad Fafard, Inc., (‘Fafard’) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries, in exchange for cash paid to or for the account of Fafard’s former shareholders.  In addition, Syngenta settled $14 million of financial debts and certain other liabilities of Fafard on August 2, 2006.  Goodwill on these two acquisitions was $3 million and $43 million respectively.  The aggregate cash cost of these acquisitions, together with the November 16, 2006, acquisition of the remaining 50 percent of the shares of Longreach Plant Breeders Pty Ltd, was $148 million including direct acquisition costs of $3 million.

Note 4: Restructuring and Impairment before taxes

	2007			2006
For the six months to 30 June	$m	$m	$m	$m	$m	$m

Reversal of inventory step-up (in cost of goods sold)			(1)			(7)
Restructuring costs:
Write-off or impairment
- property, plant & equipment	(17)			(14)
- intangible assets	(11)			(38)
- inventories	-			-
Non-cash pension restructuring charges	8			(1)
Total non-cash restructuring costs:		(20)			(53)
Cash costs
- operational efficiency	(51)			(62)
- Seeds acquisition integration	(1)			(8)
- other cash costs	(1)			-
Total cash restructuring costs		(53)			(70)
Other impairment of assets		-			-
Divestment gains		117			-
			44			(123)
Total restructuring and impairment charge			43			(130)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 16 OF 27

Restructuring and impairment recorded in cost of goods sold in 2007 consists of the final reversal of the inventory step-up recorded as part of the EGV acquisition (2006: $7 million included the final reversal of the inventory step-up recorded as part of the Garst and Golden Harvest acquisitions).

In 2007 Syngenta continued to incur costs associated with the operational efficiency programs announced in 2004.  Further operational efficiency programs were announced in early 2007.  $18 million of costs were incurred by the Crop Protection division and $25 million were incurred by the Seeds division.  Seeds cash costs included $13 million for renegotiation of a long-term supply agreement to enable Syngenta flexibility to seek lower cost supply.

Impairments of property, plant and equipment in 2006 and 2007 consist of accelerated depreciation and asset write-offs from site closures and rationalizations announced prior to and during 2006.  In 2007, impairment of $17 million included $9 million of impairment reversal due to proceeds expected on asset disposals.  Intangible asset impairments of $11 million in 2007 relate to accelerated amortization of a lease agreement.  In 2006, a supply agreement capitalized as part of a product acquisition was written off on the negotiation of an early exit from the contract.

Divestment gains of $117 million include $109 million realized from the sale of a major part of the Rosental site in Basel.  The sale agreement was completed on May 31, 2007.  Gains of $11 million were the result of the reversal of an impairment recorded as part of an asset swap in 2006; accelerated depreciation charges of $5 million were also reported in 2007 relating to the same asset swap.  Gains of $2 million were realized on the sale of land in Switzerland.

Note 5: Principal Currency Translation Rates

As Syngenta is an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance.  The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average 1st Half 2007	Average 1st Half 2006	Period end 30 June 2007	Period end 30 June 2006
Brazilian real. BRL	2.07	2.22	1.93	2.18
Swiss franc. CHF	1.23	1.28	1.23	1.23
Euro. EUR	0.75	0.82	0.74	0.79
British pound. GBP	0.51	0.56	0.50	0.55
Japanese yen. JPY	119.74	115.7	123.44	114.7

The above average rates are an average of the monthly rates used to prepare the interim consolidated income and cash flow statements.  The period end rates were used for the preparation of the interim consolidated balance sheet.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 17 OF 27

Note 6: New US GAAP accounting pronouncements and reconciliation to US GAAP from the Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP.

In certain markets, sales terms allow customers the option of a one time, non repeatable extension of credit, for a defined additional period which extends into the following growing season, in respect of a defined proportion of purchases they have made during a defined period, if the customers still have the inventories on hand on expiry of the current growing season.  Revenue for these sales is recognized on product delivery for IFRS.  Until 2006, Syngenta also followed this policy for US GAAP.  With effect from January 1, 2006 Syngenta has treated these sales as made on a ‘de facto consignment’ basis for US GAAP, which leads to later recognition of revenue.  In 2006, Syngenta has treated this change as a correction and has adjusted January 1, 2006 retained earnings by $68 million after tax, in accordance with the transition rules on adopting SEC Staff Bulletin (SAB) 108.  In accordance with the revised accounting policy which Syngenta adopted as part of this change, an adjustment has been made to reduce US GAAP net income for the six months ended June 30, 2006, and US GAAP shareholders’ equity as at June 30, 2006, by $7 million and $75 million respectively.  US GAAP net income for the six months ended June 30, 2006 has also been adjusted to reduce it by the $60 million increase in fair value of the put option granted to Syngenta AG shareholders in the first half of 2006.  Total US GAAP shareholders’ equity at June 30, 2006 is unaffected by this adjustment.  The grant date valuation of the option was performed in the second half of 2006, following selection of an appropriate valuation method.  Earnings per share for the six months ended June 30, 2006 have been adjusted appropriately.

Syngenta adopted SFAS No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’, as at December 31, 2006.  In accordance with SFAS No. 158, the funded status of all defined benefit plans – the full value of the benefit obligation valued in accordance with the projected unit credit actuarial method, less the December 31, 2006 market value of plan assets - is recorded on the employer’s balance sheet.  As part of Syngenta’s initial adjustment to adopt SFAS 158, $706 million of deferred actuarial losses and past service gains, and the associated deferred tax assets of $223 million, have been recognized in Syngenta’s December 31, 2006 and June 30, 2007 US GAAP balance sheets.  In accordance with SFAS 158, the change has not been applied retrospectively to prior periods, and had no effect on net income for the six months ended June 30, 2007.

Syngenta adopted FIN No.48, ‘Accounting for Uncertainty in Income Taxes’, with effect from January 1, 2007.

In accordance with FIN No. 48, a benefit has been recognized for uncertain income tax positions if, in the opinion of management, it is more likely than not that Syngenta’s position would be sustained following audit or review by the relevant tax authorities.  Previously, under FAS No. 5, income tax expense was accrued for uncertain tax positions if a loss was considered probable.  As a result of the new requirement to recognize a tax benefit only when it is more likely than not, and in accordance with the transition requirements of FIN 48, retained earnings at January 1, 2007 have been reduced by a $20 million cumulative catch-up adjustment, and additional income tax expense of $11 million has been recorded for the six months ended June 30, 2007.  The change has not been applied retrospectively to prior periods.

The effects of the application of US GAAP to net income and equity are set out in the following tables:

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 18 OF 27

Net income (for the six months to 30 June)	2007 $m	2006 $m
		(adjusted)
Net income/(loss) under IFRS attributable to Syngenta AG shareholders	1219	961
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	2	28
Other acquisitions	(53)	(42)
Revenue recognition: product sales	5	(10)
Real estate sale and leaseback	(20)	-
Impairment losses - non-current assets	(15)	-
Inventory provisions	14	-
Restructuring charges	(35)	(19)
Pension and other post-retirement benefit provisions	(1)	(3)
Environmental remediation costs	-	-
Other items	(13)	2
Grant of put option to Syngenta AG shareholders	-	(60)
Deferred taxes on stock-based compensation	(1)	11
Deferred taxes on unrealized profit in inventory	2	23
Uncertain tax positions	(11)	-
Deferred tax valuation allowances	-	4
Income tax on undistributed earnings of subsidiaries	12	-
Deferred tax effect of US GAAP adjustments	14	9
Net income/(loss) under US GAAP attributable to Syngenta AG shareholders	1119	904
Weighted average number of ordinary shares in issue (million) – basic	96.81	99.14
Weighted average number of ordinary shares in issue (million) – diluted	97.85	100.48
Earnings/(loss) per share under US GAAP (basic)	11.56	9.12
Earnings/(loss) per share under US GAAP (diluted)	11.44	9.00

For the six months ended June 30, 2007, net income under IFRS attributable to Syngenta AG shareholders was $1219 million, compared to a net income of $1119 million under US GAAP.

In the past, different purchase accounting rules, and different subsequent goodwill accounting, were applied in accordance with IFRS compared to those applied in accordance with US GAAP. For intangible assets, this has led to different balance sheet values and amortization charges in each subsequent accounting period, including 2007 and 2006.  The $(53) million reconciling item for other acquisitions (2006: $(42) million) mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS.  For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights.  The $28 million reconciling item for Zeneca Agrochemicals for 2006 consists principally of the IFRS net book value of the ACANTO® product rights which were sold to DuPont during the period.  These product rights were not recognized under US GAAP purchase accounting rules, so that there is no corresponding US GAAP charge to write off the net book value on their disposal.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 19 OF 27

The $(20) million reconciling item for sale and leaseback relates to the sale of part of Syngenta’s Rosental, Basel site.  Syngenta is leasing back certain of the sold buildings, for periods of at most 5 years.  For IFRS, Syngenta has fully recognized the profit on sale, because the leaseback is classified as an operating lease.  In accordance with US GAAP, where rental payments under an operating lease exceed 10 percent of the fair value of the assets sold, profit must be recognized over the period that the rental payments are made.  Accordingly, $20 million of profit has been deferred for US GAAP, and will be recognized in US GAAP net income over the period from July 1, 2007 to December 31, 2011.

The $(15) million reconciling item for impairment of non-current assets relates to IFRS impairment losses recorded in previous periods which have been reversed in 2007 because the recoverable amount of the assets concerned has increased.  US GAAP does not permit the reversal of impairment losses unless the asset has been disposed of at the increased amount.  The similar US GAAP requirement that reversals of inventory provisions are recognized only when the inventories are sold has resulted in the $14 million reconciling item for inventory provisions.  The provisions concerned were written back to the IFRS income statement in 2006, but the related inventories were sold during 2007.

The $(35) million reconciling item for restructuring provisions (2006: $(19) million) represents employee and third party supplier contract termination costs which were recorded under IFRS in previous periods, but, in accordance with US GAAP, are being recognized in the periods in which the employees complete their remaining service and the contracts are terminated.

Shareholders’ equity (as at June 30)	2007 $m	2006 $m
		(adjusted)
Shareholders’ equity under IFRS	6287	5771
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(447)	(458)
Other acquisitions	585	682
Revenue recognition: product sales	(107)	(121)
Real estate sale and leaseback	(20)	-
Impairment losses	3	16
Inventory provisions	-	-
Restructuring charges	16	41
Pension provisions (including post-retirement benefits)	(741)	17
Environmental remediation costs	(28)	-
Other items	41	36
Grant of put option to Syngenta AG shareholders	-	-
Deferred taxes on stock-based compensation	3	(24)
Deferred taxes on unrealized profit in inventory	(96)	(97)
Uncertain tax positions	(31)	-
Deferred tax valuation allowances	(4)	-
Tax on undistributed earnings of subsidiaries	(13)	(26)
Deferred tax effect of US GAAP adjustments	146	(124)
Shareholders’ equity under US GAAP	5594	5713

The reconciling item in shareholders' equity for pension provisions changed from $17 million in 2006 to $(741) million in 2007, and the deferred tax effect of US GAAP adjustments changed from $(124) million in 2006 to $146 million in 2007, principally because of the adoption of SFAS 158.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 20 OF 27

Note 7: Other US GAAP Disclosures

The US GAAP expense for pension and other post-retirement benefits for the six months was as follows:

For the six months to 30 June	Pensions 2007 $m	Pensions 2006 $m	Other postretirement Benefits 2007 $m	Other postretirement Benefits 2006 $m
Current service cost	(64)	(62)	(2)	(1)
Interest cost	(102)	(91)	(5)	(5)
Expected return on assets	120	101	4	3
Employee contributions	12	14	-	-
Amortization of actuarial losses	(13)	(15)	(2)	(3)
Past service cost	-	(2)	2	2
Curtailments and settlements	(3)	(2)	-	-
Expense for pension and other post-retirement benefits under US GAAP	(50)	(57)	(3)	(4)

Note 8: Subsequent events

On July 9, 2007, Syngenta announced that it has agreed to acquire all outstanding shares of Zeraim Gedera Ltd, an Israeli vegetable seed company, from Markstone Capital Partners for $95 million, subject to closing adjustments.  Completion of this transaction is subject to regulatory approvals.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 21 OF 27

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.  See Note 5: Principal Currency Translation Rates on page 17 for information on average exchange rates in 2007 and 2006.

Appendix B: Free Cash Flow

Free cash flow comprises cash flow after operating activities, including taxes and interest and other financial payments and receipts, and investing activities, except investments in and proceeds from marketable securities, prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements.  Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the six months to 30 June	2007 $m	2006 $m
Cash flow from operating activities	388	191
Cash flow used for investing activities	(84)	(93)
Cash Flow from marketable securities	2	-
Free cash flow	306	98

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 22 OF 27

Appendix C: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes.  Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	1st Half 2007	1st Half 2006
	$m	$m
Net income attributable to Syngenta AG shareholders	1219	961
Minority interests	6	7
Income tax (credit)/expense	352	265
Financial expenses, net	22	(12)
Pre-tax restructuring and impairment	(43)	130
Depreciation, amortization and other impairment	193	192
EBITDA excluding restructuring	1749	1543

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income(1)

	1st Half 2007			1st Half 2006
	Crop Protection $m	Seeds $m	Plant Science $m	Crop Protection $m	Seeds $m	Plant Science $m
Operating income(2)	1347	172	22	1158	248	(44)
Income/(loss) from associates and joint ventures	-	-	-	(1)	-	(5)
Depreciation, amortization and other impairment	159	30	4	163	27	2
EBITDA(2)	1506	202	26	1320	275	(47)

(1)	Excluding restructuring and impairment see Note 4 on page 16
(2)	Including inter-segment, for details see Appendix G on page 25

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 23 OF 27

Appendix E: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

	2007 $m	2006 $m
Opening balance at 1 January	1153	865
Acquisitions and other non-cash items	9	10
Foreign exchange effect on net debt	8	34
Purchase/(sale) of treasury shares	358	584
Dividends paid to group shareholders	128	-
Dividends paid to minorities	2	3
Free cash flow	(306)	(98)
Closing balance as at 30 June	1352	1398

Constituents of closing balance;
Cash and cash equivalents	(380)	(231)
Marketable securities(1)	(101)	-
Current financial debts	271	833
Non-current financial debts	1583	877
Financing-related derivatives(2)	(21)	(81)
Closing balance as at 30 June	1352	1398

(1)	Long-term marketable securities are included in other financial assets.
(2)	Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:

	2007 $m	2006 $m
Net debt	1352	1398
Shareholders’ equity	6287	5771
Debt/Equity gearing ratio (%)	21%	24%

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	2007 $m	2006 $m
Inventories	2062	2079
Trade accounts receivable	4049	3664
Trade accounts payable	(2126)	(1958)
Net trade working capital	3985	3785
Twelve-month sales	8535	7918
Trade working capital as percentage of sales (%)	47%	48%

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 24 OF 27

Appendix G: Unaudited Half Year Segmental Results(1) including inter-segment elimination

Half Year Segmental Results	Sales	Gross Profit	Operating income	EBITDA
Crop Protection	4303	2354	1347	1506
Seeds	1418	621	172	202
Plant Science	2	-	22	26
Total	5723	2975	1541	1734
Inter-segment elimination(2)	(33)	15	15	15
Total 3rd party	5690	2990	1556	1749

(1)	Excluding restructuring and impairment, see Note 4 on page 16
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 25 OF 27

Announcements and Meetings

Third quarter trading statement 2007	18 October 2007
Announcement of 2007 full year results	07 February 2008
AGM and first quarter trading statement 2008	22 April 2008
Announcement of the half year results 2008	24 July 2008

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company.  For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide; first launches 2006
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
NK®	global brand for corn, oilseeds and other field crops
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
Vegetables and Flowers
S&G® vegetables	leading brand in Europe, Africa and Asia
ROGERS® vegetables	leading brand throughout the Americas
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon
S&G® flowers	global brand for seeds and young plants
FISCHER	global premium flowers brand

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 26 OF 27

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties.  Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA HALF YEAR RESULTS 2007 / PAGE 27 OF 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: July 26, 2007	By:	/s/ Christoph Mäder

		Name:	Christoph Mäder
		Title:	Head Legal & Taxes